Exhibit 99.1
Similarweb acquires leading mobile-insights provider Embee Mobile

Embee Mobile’s data and proprietary measurement approach will enhance Similarweb’s mobile app intelligence

Tel Aviv — November 10, 2021 — Similarweb (NYSE: SMWB), a leading digital intelligence company, today announced its acquisition of Embee Mobile, a San Francisco-based mobile insights provider and market leader in mobile audience analytics, consumer panels, and mobile sampling. Embee data is relied on and incorporated in the offerings of many of the world’s leading market research companies.
Embee’s behavioral data and digital measurement approach — backed by a large-scale metered panel of highly engaged, opt-in users — will enable Similarweb to strengthen its data edge in digital measurement and improve its mobile app intelligence offering.
“We believe Embee’s metered panel is one of the largest in the world, and it adds a new dimension to our highly differentiated approach to digital measurement,” said Benjamin Seror, Similarweb Chief Product Officer. “With consumers spending increasingly more time — over four hours per day — on their mobile devices, the granular insight into mobile app usage that Embee enables is more valuable than ever, across a wide variety of industries and use cases. Beyond this, Embee positions us to introduce additional exciting new market research capabilities in the future.”
Similarweb customers will benefit from:

•Rich mobile app intelligence. Embee’s metered panel technology and direct relationship with panelists will allow extensive mobile app behavioral and performance data to be integrated into Similarweb’s insights, allowing customers

Exhibit 99.1
to go beyond traditional app store metrics such as downloads and DAU and access deeper behavioral insights, such as in-app searches, clicks, and journeys. Without this panel-based approach, behavioral insights like these are nearly impossible to obtain from the "walled gardens" of apps like Facebook, Amazon, Google, and others.
•Deeper insight into customer journeys. By bringing together quantitative behavioral metrics with qualitative survey data, customers will be able to get insights into the in-app consumer journey. These insights are extremely valuable for market researchers and marketing professionals working to increase brand awareness or to optimize ROI of marketing spend in apps – relevant for almost any B2C industry or brand -- as well as agencies, consultancies, market research firms and investors servicing or analyzing them.
•360-degree insight into digital performance. Integrating Embee’s pioneering in-app behavioral data with Similarweb’s leading desktop and mobile web intelligence, Similarweb will provide cross-platform, comprehensive insights into consumer behavior, including browsing, shopping, entertainment, gaming, and more.

"Similarweb has rapidly become the standard for companies to gauge their web and mobile-web competitiveness," said Russell Tillitt, Embee CEO and Co-Founder. “Embee and Similarweb have already been working together for years and we have much in common — we both share a passion for creating innovative digital measurement technologies with a commitment to data privacy and ethical research. We’re thrilled to be joining forces with Similarweb.”

Financial terms of the acquisition were not disclosed.

Exhibit 99.1
About Similarweb:

As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem. Learn more here: https://www.similarweb.com/corp/about/

About Embee Mobile:

Embee Mobile builds and manages unique mobile-based insight communities, enabling our clients — some of the biggest consumer research companies and brands in the world — to drive better business decisions with rapid, accurate insights into the behaviors and experiences of mobile device users worldwide. We provide end-to-end research panel recruitment, measurement, rewards, and retention all within a single application. Our ground-breaking, patented technology drives unprecedented measurement and panelist retention to provide deep, longitudinal insights unavailable through traditional panel methods.

All data, reports and related materials (“Materials”) provided or made available by Similarweb Ltd. or any of its affiliates (collectively, "Similarweb"), are intended for informational purposes only. The Materials are based on data obtained from third parties, including estimations and extrapolations based on such data, and are not intended to be predictive of the movement of the market prices of the securities of the company(ies) referred to therein. Under no circumstances are the Materials to be considered or relied upon in any manner as legal, tax or investment advice. Similarweb shall not be responsible for the accuracy of the Materials and shall have no liability for any decision by any third party based in whole or in part on the Materials. Title and full exclusive ownership rights in the Materials, the underlying data, and any and all other Similarweb intellectual property (including the Similarweb name, logo and other marks)

Exhibit 99.1
remain solely with Similarweb (except for third party trademarks and logos, which remain the property of their respective owners). All rights not expressly granted herein are reserved.
This Press release may contain certain "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control, including those described in our Securities and Exchange Commission filings and reports including the final prospectus for our initial public offering filed with the Securities and Exchange Commission on May 11, 2021, as well as future filings and reports by us. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Press Contact:
Maayan Weiss
Similarweb
press@similarweb.com

Investor Contact:
Alex Wellins
The Blueshirt Group, for Similarweb
ir@similarweb.com

Exhibit 99.1